UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi 4Q20 / 2020

EARNINGS RELEASE

Investor Relations | March 29, 2021

Earnings Release	March 29, 2021

Conference Call in English

March 29, 2021

12:00 p.m. (Brasília)

11:00 a.m. (NY) / 4:00 p.m. (UK)

Webcast: click here

Telephone: US: +1 (646) 843 6054 / +55 (11) 2188-0155

Code: Oi

Replay available until April 5, 2021:

+55 (11) 2188-0400

Replay code: Oi

Conference Call in Portuguese SIMULTANEOUS TRANSLATION

March 29, 2021

12:00 p.m. (Brasília)

11:00 a.m. (NY) / 4:00 p.m. (UK)

Webcast: click here

Telephone: +55 (11) 2188-0155 / +1 (646) 843 6054

Code: Oi

Replay available until April 5, 2021:

+55 (11) 2188-0400

Replay code: Oi

Consolidated Information and Results (Unaudited)

This report contains the operating and financial performance of Oi S.A. – under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) – and its subsidiaries for the fourth quarter of 2020.

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HIGHLIGHTS OF BRAZILIAN OPERATIONS

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Summary

Table 1 – Highlights

in R$ million or otherwise stated	4Q20	4Q19	3Q20	YoY	QoQ	2020	2019	YoY
Oi S.A. Consolidated								
Total Net Revenues	**4.777**	**4.914**	**4.706**	**-2,8%**	**1,5%**	**18.776**	**20.136**	**-6,8%**
Routine EBITDA	**1.491**	**1.414**	**1.462**	**5,5%**	**2,0%**	**5.845**	**6.015**	**-2,8%**
Routine EBITDA Margin (%)	31,2%	28,8%	31,1%	2,4 p.p.	0,1 p.p.	31,1%	29,9%	1,3 p.p.
Net Income (Loss) attributable to owners of the Company	1.798	-2.263	-2.638	-179,4%	n.m.	-10.530	-9.000	n.m.
Net Debt	21.797	15.927	21.243	36,9%	2,6%	81.215	53.320	52,3%
Available Cash	4.554	2.300	5.686	98,0%	-19,9%	22.622	16.054	40,9%
CAPEX	1.736	1.991	2.011	-12,8%	-13,7%	7.299	7.842	-6,9%

in R$ million or otherwise stated	4Q20	4Q19	3Q20	YoY	QoQ	2020	2019	YoY
BRAZIL								
Revenue Generating Units - ('000)	**52.100**	**53.428**	**52.156**	**-2,5%**	**-0,1%**	**52.100**	**53.428**	**-2,5%**
Residential	11.709	12.659	11.823	-7,5%	-1,0%	11.709	12.659	-7,5%
Personal Mobility	33.536	34.006	33.738	-1,4%	-0,6%	33.536	34.006	-1,4%
B2B	6.701	6.591	6.438	1,7%	4,1%	6.701	6.591	1,7%
Public Telephones	153	172	157	-10,8%	-2,5%	153	172	-10,8%
Total Net Revenues	**4.720**	**4.862**	**4.648**	**-2,9%**	**1,5%**	**18.557**	**19.949**	**-7,0%**
Net Service Revenues(1)	**4.687**	**4.828**	**4.620**	**-2,9%**	**1,4%**	**18.463**	**19.787**	**-6,7%**
Residential	1.626	1.724	1.625	-5,7%	0,0%	6.487	7.264	-10,7%
Personal Mobility	1.698	1.743	1.681	-2,6%	1,0%	6.666	6.859	-2,8%
Customer (3)	1.634	1.678	1.623	-2,6%	0,7%	6.429	6.602	-2,6%
B2B	1.344	1.333	1.292	0,8%	4,0%	5.217	5.524	-5,6%
Net Customer Revenues(2)	**4.566**	**4.719**	**4.520**	**-3,3%**	**1,0%**	**18.041**	**19.361**	**-6,8%**
Routine EBITDA	**1.460**	**1.452**	**1.437**	**0,5%**	**1,6%**	**5.842**	**6.059**	**-3,6%**
Routine EBITDA Margin (%)	30,9%	29,9%	30,9%	1,1 p.p.	0,0 p.p.	31,5%	30,4%	1,1 p.p.
CAPEX	1.729	1.979	2.005	-12,6%	-13,7%	7.265	7.813	-7,0%
Routine EBITDA - CAPEX	-269	-526	-568	-48,8%	-52,6%	-1.423	-1.755	-18,9%

(1) Excludes handset revenues.

(2) Excludes handset and network usage revenues.

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Net Revenues

Table 2 – Breakdown of Net Revenues

Consolidated net revenues totaled R$ 4,777 million in 4Q20, up 1.5% over 3Q20 and down 2.8% from 4Q19. The recent performance reflects the global strategy of replacing copper services with Fiber services in the Residential segment, migration of prepaid customers to the postpaid segment and increased sales of Corporate and Wholesale services in the B2B segment. The Company recorded quarter-on-quarter growth for the second consecutive quarter in 4Q20. In 2020, consolidated net revenues dropped 6.8%, due to a substantial decline in revenues from legacy services.

Net revenues from Brazilian operations (“Brazil”) stood at R$ 4,720 million in 4Q20 (+1.5% q.o.q. and -2.9% y.o.y.), while net revenues from international operations (Africa and East Timor) totaled R$ 58 million, in line with 3Q20 (0.1%) and 13.0% lower than in 4Q19. In 2020, net revenues from Brazilian operations were 7.0% lower than in 2019, while net revenues from international operations grew 17.2%.

Net service revenues from Brazilian operations, which exclude revenues from handset sales, came to R$ 4,687 million in 4Q20 (+1.4% q.o.q. and -2.9% y.o.y.). Total net customer revenues, which exclude network usage and handset revenues, totaled R$ 4,566 million in 4Q20 (+1.0% q.o.q. and -3.3% y.o.y.). In 2020, total net service revenues and total net customer revenues from Brazilian operations dropped 6.7% and 6.8%, respectively.

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Residential

Table 3 – Net Revenues and RGUs of the Residential Segment

Net revenues from the Residential segment totaled R$ 1,626 million in 4Q20, in line with 3Q20 and down 5.7% from 4Q19. The continued improvement in sequential results was due to the expansion of Fiber, the Company’s strategic focus for the segment. In 4Q20, Fiber revenues more than offset the decline in copper revenues (fixed voice and broadband). Fiber revenues grew R$ 98 million in 4Q20, while copper revenues dropped R$ 91 million. Fiber revenues accounted for the second largest share of total Residential revenues, with 30%, about the same as copper voice revenues. In 4Q20, Residential revenues remained stable; however, in 2020, this movement was not enough to offset the decline in copper revenues. In 2020, Residential net revenues dropped 10.7% from 2019.

Oi closed 4Q20 with 11,709 thousand RGUs in the Residential segment (-7.5% y.o.y. and -1.0% q.o.q.). Fiber RGUs jumped 21.1% over 3Q20 and 233.9% over 4Q19.

Residential ARPU was R$ 83.7 in 4Q20 (+5.2% y.o.y. and +1.5% q.o.q.). Both year-on-year and quarter-on-quarter growth was due to an increase in the share of Fiber customers and higher speed and, consequently, higher ARPU plans.

FIBER

In 4Q20, the Company continued to expand the FTTH network and accesses, closing the quarter with 9.1 million homes passed with fiber (HPs), having added 1.2 million HPs to its base, averaging over 403 thousand HPs per month in 4Q20. Oi added over 1 million HP to the FTTH infrastructure for the sixth consecutive quarter. Approximately 4.5 million HPs were added in 2020.

Oi closed 4Q20 with around 2.1 million Homes Connected (HCs) to fiber (2.0 million of which in the Residential segment) and a take-up rate of 23.2%. The ongoing exploration of FTTH opportunities has proven to be an increasingly effective reality. In addition to base and revenue growth, the Company’s take-up rate is on the rise. In 4Q20, FTTH net adds came to 360 thousand customers, averaging 120 thousand new customers per month. In 2020, 1.4 million new customers were added to the Fiber base. Oi was the leader in ultra-broadband net adds[1], with around 19% more net adds than the second place among large operators. At the end of 2020, Oi reached a 10.1% market share in UBB[2], up 4.6 p.p. from 5.5% in 2019.

[1]All above technologies exceed 34 Mb/s.

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The Company constantly monitors the evolution of investments in fiber and continues to expand its installation, support, sales and marketing initiatives. The results are noted in the take-up rates by cohort. The cohorts from January to February 2019 reached a take-up rate of 27.2% by the end of 4Q20. The cohorts from March to August 2019 reached a take-up rate of 31.7% on December 31, 2020. The take-up rate of the cohorts from September 2019 to February 2020 increased rapidly, reaching 27.9% by the end of 4Q20. The results of the more recent cohorts tend to improve as the learning curve progresses, also supported by a more granular analysis of viable HPs.

Fiber ARPU was R$ 87.2 in 4Q20, down 0.7% from R$ 87.8 in 3Q20 and up 6.0% from R$ 82.3 in 4Q19. The marginal quarter-on-quarter decrease in ARPU was due to discounts and offers for customers who acquired FTTH products during the first-month promotion. ARPU was R$ 85.6 in 2020, up 4.6% from R$ 81.9 in 2019. The sales strategy continued to obtain impressive results: Fiber already accounted for 47.7% of all residential Broadband customers in 4Q20, up from approximately 14.4% in 4Q19.

Fiber revenues reached R$ 506 million in 4Q20, of which R$ 480 million from residential customers and R$ 26 million from companies (B2B). Oi recorded annual growth of 283%, with an increase of 289% in the residential base and 203% in the B2B base. Compared to 3Q20, Fiber revenues grew R$ 104 million, or 26%, with an increase of R$ 98 million, or 26%, in residential customers. In 2020, Fiber revenues jumped 384%, from R$ 285 million in 2019 to approximately R$ 1.4 billion, R$ 1.3 billion of which generated by residential customers, up 395% in 2020.

Fiber revenues continued to drive the turnaround of residential revenues, accounting for 30% of total residential revenues in 4Q20, up from 7% in 4Q19. Fiber is reversing the structural downward trend in residential revenues (legacy services). The strong growth in fiber fully offset the decline in legacy revenues (Copper + DTH) in 4Q20.

Legacy (Copper Fixed Voice, Copper Broadband and DTH TV)

Oi closed 4Q20 with 4,425 thousand copper fixed voice customers in the Residential segment (-31.7% y.o.y. and -9.8% q.o.q.). Oi ended 4Q20 with 2,139 thousand copper broadband RGUs (-40.5% y.o.y. and -12.0% q.o.q.). The Residential DTH TV base ended the quarter with 1,181 thousand RGUs (-15.2% y.o.y. and -2.3% q.o.q.).

Demand for copper services continued to decline, as these services are replaced by mobile services and more advanced technologies in the residential services, with lower latency and greater reliability, such as Fiber broadband.

In addition to the decline in demand for legacy products, the Company reduced its commercial focus on these services and accelerated the replacement of copper with fiber. Commercial and financial efforts were engaged toward accelerating the FTTH project in order to maximize value creation for the Company.

[2] UBB - ultra broadband

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Personal Mobility

Table 4 – Net Revenues and RGUs of the Personal Mobility Segment

(1) Excludes handset and network usage revenues.

(2) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Personal Mobility net revenues totaled R$ 1,723 million in 4Q20, 3.0% lower than in 4Q19. Compared to 3Q20, revenues grew 1.0%, maintaining the pace of growth seen in the previous quarter after the reopening of stores and the easing of confinement measures imposed by the pandemic in 2Q20. Customer revenues, which exclude interconnection and handset revenues, totaled R$ 1,634 million in 4Q20 (-2.6% y.o.y. and +0.7% q.o.q.).

Network usage revenues totaled R$ 64 million in 4Q20 (-2.3% y.o.y. and +10.3% q.o.q.). Handset revenues amounted to R$ 26 million, a decline of R$ 8 million from 4Q19 and in line with 3Q20.

Oi closed 4Q20 with 33,536 thousand RGUs in Personal Mobility, down 1.4% from 4Q19, with 471 thousand net disconnections, resulting from 1,510 thousand disconnections in the prepaid segment, partially offset by 1,039 thousand additions in the postpaid segment. The number of additions fell 0.6% from 3Q20, with a decrease of 3.7% in the prepaid segment and an increase of 6.7% in the postpaid segment.

Oi’s mobile customer base (Personal Mobility + B2B) totaled 36,651 thousand RGUs, 3,115 thousand of which in the B2B segment.

Postpaid

Oi closed the quarter with 10,566 thousand RGUs in the postpaid segment, with an increase of 10.9% in the customer base and net adds of 1,039 thousand RGUs compared to 4Q19, mainly due to more competitive offers and the strategy of encouraging prepaid customers to migrate to postpaid plans. In the sequential comparison, the customer base increased 6.7%. Even though 2020 was an atypical year, impacted by the COVID-19 pandemic, the postpaid segment recorded growth in the main indicators compared to 2019.

The positive physical results were reflected in revenues, which climbed 3.3% over 4Q19 and 1.4% over 3Q20. In 2020, the results were also positive. Net revenues grew 6.3% over 2019. Regional offers, simplification, innovation, more aggressive sales and the refarming of the 1.8 GHz frequency range for 4G and 4.5G were the main drivers that enabled the positive results of the postpaid segment, in addition to the strategy of accelerating the migration of customers from the prepaid to the postpaid segment and store reopenings.

Prepaid

The prepaid segment ended 4Q20 with 22,969 thousand RGUs (-6.2% y.o.y. and -3.7% q.o.q.). The Company’s policy of encouraging prepaid customers to migrate to the postpaid segment continued to be the main reason for this decline. Recharge volume fell 4.3% year on year, in line with the reduction in the number of users, and increased 1.4% quarter on quarter. This positive result, disconnected from the decline in the user base, reflected fourth-quarter seasonality linked to higher recharge volume in the holiday season, in addition to a slight economy pick up and the government’s financial aid to the neediest population.

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As a result of the combination of the factors mentioned above, total prepaid revenues maintained the same level of recovery seen in the previous quarter. Net revenues remained flat between 3Q20 and 4Q20, but fell 9.4% from 4Q19. In 2020, prepaid net revenues came to R$ 2,692 million, 12.4% lower than in 2019. In addition to the policy of encouraging customers to migrate to the postpaid segment, the decline in the recharge volume during the peak of the COVID-19 pandemic, in 2Q20, also strongly contributed to this result.

Mobile ARPU

Mobile ARPU stood at R$ 16.5 in 4Q20, in line with 4Q19 (-0.3%) and 1.3% higher than in 3Q20.

B2B

Table 5 – Net Revenues and RGUs of the B2B Segment

Net revenues from the B2B segment totaled R$ 1,351 million in 4Q20 (+1.3%% y.o.y. and +4.4% q.o.q.).

The Company closed 4Q20 with 6,701 thousand RGUs in the segment (+1.7% y.o.y. and +4.1% q.o.q.).

Corporate

With the launch of the new brand Oi Soluções for the Corporate segment in December 2019, Oi positioned itself as an integrator and a provider of digital solutions for Telecommunications and IT (Information Technology) with customized and consulting services, offering a comprehensive portfolio of ICT (Information and Communication Technology) solutions.

One year after the brand launch, the repositioning in the segment has been producing results, including a 51% increase in annual IT revenues in 2020, from R$ 451 million in 2019 to R$ 679 million. As a result, the share of IT revenues in total Corporate revenues rose from 13% in 2019 to 22% in 2020, in line with the Company’s strategy to reduce dependence on legacy products. Nevertheless, this increase was not sufficient to prevent the decline in total Corporate revenues, which were mainly impacted by the market effects of COVID-19, especially in state and municipal government accounts. Net revenues from the Corporate segment totaled R$ 772 million in 4Q20 (-4.9% y.o.y. and -3.9% q.o.q.).

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Wholesale

After approval of the Judicial Reorganization Plan in 3Q20, the Wholesale segment has been undergoing a process of structural separation, enabling InfraCo to start operating as a Neutral Company as of 4Q20, signing its first contract of this kind with major operators. We have already dropped the assets in the new company and divided the teams. In addition, the contracts are already being negotiated, and the company’s new systems are being developed. Wholesale net revenues totaled R$ 327 million in 4Q20 (+32.6% y.o.y. and +37.8% q.o.q.). This increase was mainly due to two new neutral Infrastructure contracts for backhaul (FTTCity) construction entered into in 4Q20. If we also include opex reducing revenues (infrastructure rental revenues, which are not generated by telecommunications services, but which reduce the Company’s operating costs), Wholesale revenues totaled R$ 635 million in 4Q20 (+31.4% q.o.q. and +13.4% y.o.y.).

Small Enterprises

For the Small Enterprises segment, the Company has been adopting the same strategy used in the B2C segment, given their market similarities. In the previous quarter, it launched the Oi Seu Negócio product, focused on fiber as the network solution for small enterprises. Oi continues to market regional offerings and intensify its sales initiatives together with the “Network Reuse” approach for FTTH. Revenues totaled R$ 252 million in 4Q20, in line with the previous quarter and down 8.3% from 4Q19, as they were still very exposed to revenues from legacy services (90% of the total for this group).

Operating Costs and Expenses

Table 6 – Breakdown of Routine Operating Costs and Expenses

Consolidated routine opex, including international operations, totaled R$ 3,286 million in 4Q20 (+1.3% q.o.q. and -6.1% y.o.y.).

Routine opex from Brazilian operations amounted to R$ 3,260 million in 4Q20 (+1.5% q.o.q. and -4.4% y.o.y.). In 2020, opex from Brazilian operations totaled R$ 12,715 million, 8.5% or approximately R$ 1.2 billion less than in 2019.

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As part of its strategic plan, the Company continued to work on fronts related to cost reductions, simplification of operations, efficiency gains and digital transformation in order to become a lighter and more agile company, thus contributing to annual EBTIDA growth by reducing almost all opex lines compared to 2019.

Personnel

Personnel expenses totaled R$ 679 million in 4Q20 (-2.9% y.o.y. and +12.8% q.o.q.). The sequential increase was mainly due to the provision for variable compensation linked to the achievement of operational, financial and quality goals in 2020.

In 2020, personnel expenses amounted to R$ 2,413 million, a 3.0% decrease from 2019.

Interconnection

Interconnection costs in Brazilian operations amounted to R$ 120 million in 4Q20 (-11.2% y.o.y. and +6.1% q.o.q.). The year-on-year decline was mainly due to payment agreements with other operators in 4Q19. These agreements, known as “Release Instruments”, also explain the 4.3% decline between 2019 and 2020.

Third-party Services

Costs and expenses related to third-party services in Brazilian operations totaled R$ 1,356 million in 4Q20 (-8.4% y.o.y. and +1.2% q.o.q.). The decline from 4Q19 was mainly due to the Company’s cost reduction initiatives through automation and digitalization, with a direct impact on the Customer Relations and Billing lines, as well as energy efficiency initiatives through the renewable energy matrix. These initiatives also explain the 8.9% reduction between 2019 and 2020.

Network Maintenance Services

Network maintenance service costs and expenses totaled R$ 220 million in 4Q20 (-5.0% y.o.y. and +1.8% q.o.q.).

In 2020, network maintenance service costs and expenses amounted to R$ 889 million in 2020, 12.2% less than in 2019. The reduction in network maintenance service costs and expenses was the result of our continuous efforts to increase efficiency in field operations, as well as process and customer service digitalization.

Handset Costs/Other (COGS)

Handset costs in Brazilian operations totaled R$ 37 million in 4Q20 (+6.5% y.o.y. and +31.8% q.o.q.). Growth over both 4Q19 and 3Q20 was mainly due to an increase in SIM card unit costs, partially offset by the year-on-year decline in handset volume.

Marketing

Marketing expenses totaled R$ 122 million in 4Q20, up 30.3% over 3Q20, mainly due to the Fiber and the Black Friday campaigns. Compared to 4Q19, marketing expenses dropped 24.7%, mainly due to the extension of offers for Mother's Day Campaigns in 2019, which extended until 4Q19.

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In 2020, marketing expenses fell 28.7% compared to 2019. In addition to the impacts mentioned above, this reduction was also due to the confinement and social isolation measures imposed by the COVID-19 pandemic, which culminated in store closures, especially in the second quarter of 2020.

Rent and Insurance

Rent and insurance expenses in Brazilian operations stood at R$ 589 million in 4Q20 (+4.6% y.o.y. and -3.4% q.o.q.). The year-on-year upturn was mainly due to contractual electricity pole rent increases, pegged to the lGP-M inflation index, which rose substantially in the period.

In 2020, rent and insurance expenses totaled R $ 2,350 million (-8.6% y.o.y). This reduction was mainly due to the contractual renegotiations that took place at the end of 2019, which resulted in lower costs for renting physical space, satellites and poles.

Provision for Contingencies

The provision for contingencies in Brazilian operations came to R$ 12 million in 4Q20, dropping 61.0% year on year and 81.7% quarter on quarter, mainly due to a reduction in the number of new lawsuits, especially in the tax sphere.

In 2020, provisions for contingencies decreased by 33.9% compared to 2019. The consistent decline in the number of lawsuits filed against the Company throughout 2020 was due to improved service quality, also reflected in the reduction of Anatel complaints mentioned earlier.

Provision for Bad Debt

The provision for bad debt totaled R$ 62 million in 4Q20, 8.5% less than in 3Q20 and in line with 4Q19. In 2020, the provision for bad debt decreased by 19.2% compared to 2019. The quarterly and accumulated variation decline was concentrated in the retail segment, due to an improvement in collection actions and a constant reduction in delinquency across all products, observed throughout the year, thanks to continuous improvements in sale and credit analysis processes.

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EBITDA

Table 7 – EBITDA and EBITDA Margin

Consolidated routine EBITDA totaled R$ 1,491 million in 4Q20 (+5.5% y.o.y. and +2.0% q.o.q.).

Routine EBITDA from Brazilian operations amounted to R$ 1,460 million in 4Q20 (+0.5% y.o.y. and +1.6% q.o.q.). The routine EBITDA margin from Brazilian operations was 30.9%, 1.1 p.p. higher than in 4Q19 and in line with 3Q20.

Routine EBITDA from international operations (Africa and East Timor) came to R$ 32 million in 4Q20, versus -R$ 38 million in 4Q19 and R$ 26 million in 3Q20.

In 4Q20, non-routine items mainly refer to the reversal of part of the provision for asset impairment occurred in previous year.

Investments

Table 8 – Capex

(1) Includes Fiber + Wholesale.

The Company’s consolidated capex, including international operations, totaled R$ 1,736 million in 4Q20 (-12.8% y.o.y. and -13.7% q.o.q.). Capex in Brazilian operations amounted to R$ 1,729 million in 4Q20 (-12.6% y.o.y. and -13.7% q.o.q.).

A breakdown of investments by product underlines Oi’s focus on its transformation plan in order to massify the FTTH network in the country, bringing high-speed broadband to the customers’ homes. Investments in Fiber totaled R$ 1,150 million in 4Q20 (+30.2% y.o.y. and -17.2% q.o.q.). In 2020, investments in the expansion of the Fiber network increased 53.8% over 2019.

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Operational Cash Flow (Routine EBITDA – Capex)

Table 9 - Operational Cash Flow

Table 10 - Operational Cash Flow from Brazilian Operations

Consolidated routine operational cash flow (routine EBITDA minus capex) was negative R$ 245 million in 4Q20, while routine operational cash flow from Brazilian operations was negative R$ 269 million. In 2020, consolidated routine cash flow was negative R$ 1,454 million, while routine cash flow from Brazilian operations was negative R$ 1,423 million. In 4Q20 and throughout 2020, this negative result was mainly due to heavy investments in the FTTH expansion project to ensure the implementation of its transformation plan.

Depreciation/Amortization

Table 11 – Depreciation and Amortization

Depreciation and amortization expenses totaled R$ 1,762 million in 4Q20 (+3.5% y.o.y. and +1.3% q.o.q.). In 2020, depreciation and amortization expenses came to R$ 6,938 million, 0.9% higher than in 2019.

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Financial Results

Table 12 – Financial Result (Oi S.A. Consolidated)

Oi S.A. recorded a consolidated net financial expense of R$ 1,574 million in 4Q20, versus a net financial expense of R$ 2,325 million in 3Q20 and R$ 2,158 million in 4Q19.

The sequential decline was mainly due to the recognition of income totaling R$ 1,173 million in “Net FX Result”, due to the 7.9% appreciation of the real against the dollar, versus a 3.0% depreciation in the previous quarter. In addition, there were lower expenses in the “Amortization of Fair Value Adjustment” line, which also benefitted from the appreciation of the real. Meanwhile the “Net Interest” item declined slightly, in line with the lower CDI in the period. On the other hand, the sequential comparison was negatively affected by the “Other Financial Income/Expenses” line, which totaled R$ 2,161 million, as a result of higher monetary restatement of contingencies, as well as higher recognition of present value adjustment of suppliers.

In 2020, financial expenses increased, mainly fueled by the “Other Financial Income/Expenses” line. In 2019, this line benefitted from income of R$ 1,533 million from the monetary restatement of PIS/COFINS tax credits on ICMS tax. In addition, higher Anatel provisions in the current year, as determined in the approval of the amendment to the Judicial Reorganization Plan, in addition to the impact of FX variation on onerous liabilities (contracts for the transmission of data via submarine cables and satellites). There was also an increase in expenses in the “Net FX Result” and “Amortization of Fair Value Adjustment” lines, due a strong 28.9% depreciation of the real against the U.S. dollar in 2020, versus a 4% depreciation in 2019. Finally, the "Net Interest” line increased mostly due to interest on the new debentures issued in January that year.

Net Earnings (Loss)

Table 13 – Net Earnings (Loss) (Oi S.A. Consolidated)

The Company's operating earnings (loss) before the financial result and taxes (EBIT) came to a loss of R$ 96 million in 4Q20, versus a loss of R$ 405 million in 4Q19 and a loss of R$ 255 million in 3Q20. The Company recorded a net financial expense of R$ 1,574 million and a deferred income tax and social contribution credit in the amount of R$ 3,468 million, giving consolidated net earnings of R$ 1,798 million in 4Q20.

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Regarding the Income Tax and Social Contribution credit, the Company revised the estimated recovery of deferred taxes and concluded by recording the deferred IR/CS based on the statement of expected future taxable income generation. The generation of future profits was impacted by the amendments to the Amendment to the JRP, basically, related to the divestments of the UPIs.

Debt & Liquidity

Table 14 – Debt

Oi S.A. ended 4Q20 with consolidated gross debt of R$ 26,351 million, a decrease of 2.1%, or R$ 578 million, from 3Q20 and an increase of 44.6%, or R$ 8,124 million, over 4Q19. The sequential decline was mainly due to the 7.9% appreciation of the real against the U.S. dollar in the period, resulting in financial income from FX variation, which more than offset usual expenses related to interest accrual and amortization of the present value adjustment.

On the other hand, the annual increase was mainly due to a strong 28.9% depreciation of the real against the U.S. dollar, as a result of the effects of the COVID-19 pandemic on the national and global economy, in addition to fiscal uncertainties and political risk, on the domestic front. The result of interest accrual and the amortization of the present value adjustment also contributed to increasing debt with every passing quarter. It is also worth noting the issuance of private debentures totaling approximately R$ 2,500 million in early 2020, as provided for in the Judicial Reorganization Plan. Debt amortization totaled R$ 791 million in 2020.

In 2020, debt in foreign currency accounted for 62.2% of fair value debt, with a consolidated average duration of approximately 9 years.

The Company closed 4Q20 with a consolidated cash position of R$ 4,554 million, R$ 1,132 million less than in 3Q20. As a result, net debt totaled R$ 21,797 million in the quarter. The reduction in the cash position was mainly due to continued high Capex, in line with the Company’s Strategic Plan. On the other hand, the consolidated cash position increased 98.0%, or R$ 2,254 million, over 4Q19, mainly due to the receipt of the installments of the sale of PT Ventures during the year, in addition to the disbursements of debentures in the amount of R$ 2,500 million, which are essential to enable the high investment level set forth in its Strategic Plan.

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Table 15 – Gross Debt Breakdown

Table 16 – Cash Position (Brazilian Operations)

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Additional Information

Table 17 – Income Statement (Oi S.A. Consolidated)

| R$ million | 4Q20 | 4Q19 | 3Q20 | 2020 | 2019 |
|---|---|---|---|---|---|
| **Net Operating Revenues** | **4,777** | **4,914** | **4,706** | **18,776** | **20,136** |
| **Operating Costs and Expenses** | **-3,111** | **-3,616** | **-3,221** | **-12,367** | **-16,240** |
| Personnel | -691 | -710 | -615 | -2,462 | -2,529 |
| Interconnection | -121 | -136 | -115 | -467 | -487 |
| Third-Party Services | -1,371 | -1,504 | -1,357 | -5,491 | -6,031 |
| Network Maintenance Service | -220 | -232 | -217 | -890 | -1,014 |
| Handset Costs/Other [COGS] | -41 | -39 | -33 | -114 | -171 |
| Marketing | -123 | -163 | -94 | -355 | -497 |
| Rent and Insurance | -592 | -562 | -613 | -2,367 | -2,576 |
| Provision for Contingencies | -12 | -30 | -65 | -140 | -216 |
| Provision for Bad Debt | -62 | -62 | -67 | -395 | -489 |
| Taxes and Other Revenues [Expenses] | 121 | -177 | -45 | 314 | -2,229 |
| **EBITDA** | **1,666** | **1,298** | **1,485** | **6,409** | **3,897** |
| Margin % | 34.9% | 26.4% | 31.6% | 34.1% | 19.4% |
| Depreciation and Amortization | -1,762 | -1,703 | -1,740 | -6,937 | -6,874 |
| **EBIT** | **-96** | **-405** | **-255** | **-529** | **-2,977** |
| Financial Expenses | -925 | -1,991 | -2,961 | -17,730 | -8,772 |
| Financial Income | -650 | -167 | 636 | 4,227 | 2,662 |
| **Net Earnings [Loss] Before Tax and Social Contribution** | **-1,670** | **-2,563** | **-2,580** | **-14,031** | **-9,087** |
| Income Tax and Social Contribution | 3,468 | 282 | 1 | 3,503 | -8 |
| **Consolidated Net Earnings [Loss]** | **1,798** | **-2,281** | **-2,580** | **-10,528** | **-9,095** |

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Table 18 – Balance Sheet (Oi S.A. Consolidated)

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Table 19 - Reconciliation of the Income Statement (Oi S.A. - Continued Operations)

For accounting reasons, the UPIs forsaken in the PRJ Amendment (UPI Mobile, UPI InfraCo, UPI TVCo and UPI Data Center) were classified as discontinued operations, as they represent assets available for sale. For that matter, following the accounting rules, the 2020 Financial Statements are referring only to the Company’s continued operations.

In order to facilitate the analysis of the Company’s results evolution, in line with the information that had usually been disclosed in previous years, the table below shows a reconciliation of the consolidated information, which includes the sum of the continued operation’s results with the discontinued operation’s results. For the purpose of maintaining comparability, this Press Release uses the consolidated information in its analyzes. For more information, see the explanatory note 31 in the Financial Statements.

It should be noted that the results of the continued operations considers that the businesses that will be sold are not part of the operations results on the reporting dates (2020 and 2019), as it segregates the result of the UPIs that will be sold, and should not be used as an approximation of what the Company’s results will be after the completion of the UPI’s sales, since, as it is an accounting piece, this statement does not consider all the movements that will happen in the Company's operation and business during its transformation process, which is ongoing.

| R$ million | 2020 | | | 2019 | | |
|---|---|---|---|---|---|---|
| | Consolidated | Discontinued Operations | Continued Operations | Consolidated | Discontinued Operations | Continued Operations |
| **Net Operating Revenues** | **18.776** | **9.491** | **9.284** | **20.136** | **9.644** | **10.492** |
| **Operating Costs and Expenses** | **-12.367** | **-5.613** | **-6.754** | **-16.240** | **-5.687** | **-10.552** |
| Personnel | -2.462 | -723 | -1.738 | -2.529 | -663 | -1.866 |
| Interconnection | -467 | -298 | -169 | -487 | -311 | -177 |
| Third-Party Services | -5.491 | -2.317 | -3.174 | -6.031 | -2.507 | -3.523 |
| Network Maintenance Service | -890 | -421 | -469 | -1.014 | -398 | -616 |
| Handset Costs/Other (COGS) | -114 | -104 | -10 | -171 | -170 | -1 |
| Marketing | -355 | -41 | -314 | -497 | -52 | -445 |
| Rent and Insurance | -2.367 | -885 | -1.482 | -2.576 | -960 | -1.616 |
| Provision for Contingencies | -140 | -4 | -136 | -216 | -5 | -212 |
| Provision for Bad Debt | -395 | -261 | -134 | -489 | -260 | -229 |
| Taxes and Other Revenues (Expenses) | 314 | -558 | 872 | -2.229 | -361 | -1.867 |
| **EBITDA** | **6.409** | **3.878** | **2.530** | **3.897** | **3.957** | **-60** |
| Margin % | 34,1% | 40,9% | 27,3% | 19,4% | 41,0% | -0,6% |
| Depreciation and Amortization | -6.937 | -2.596 | -4.342 | -6.874 | -2.336 | -4.538 |
| **EBIT** | **-529** | **1.283** | **-1.811** | **-2.977** | **1.620** | **-4.598** |
| Financial Income | 4.227 | 25 | 4.202 | 2.662 | 31 | 2.632 |
| Financial Expenses | -17.730 | -740 | -16.990 | -8.772 | -764 | -8.008 |
| **Net Earnings (Loss) Before Tax and Social Contribution** | **-14.031** | **568** | **-14.599** | **-9.087** | **887** | **-9.974** |
| Income Tax and Social Contribution | 3.503 | -48 | 3.551 | -8 | -21 | 13 |
| **Consolidated Net Earnings (Loss)** | **-10.528** | **519** | **-11.048** | **-9.095** | **866** | **-9.962** |

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Subsequent Events

•	On January 25, 2021, Oi published a Material Fact announcing to its shareholders and the market in general that, on January 22, 2021, it received third-party binding proposals for the partial acquisition of the InfraCo UPI, all of which are above the minimum amount determined in the Amendment to the Judicial Reorganization Plan. (click here)
•	On January 29, 2021, Oi informed its shareholders and the market in general that the Company, Telemar Norte Leste S.A. – In Judicial Reorganization and Oi Móvel S.A. – In Judicial Reorganization executed the Agreement for the Purchase and Sale of Shares and Other Covenants (the “Agreement”) with Telefônica Brasil S.A., TIM S.A. and Claro S.A. (the “Buyers”) on January 28, 2021, with the purpose of selling the Mobile Assets SPEs (special purpose stock entities) to the Buyers, which were the winners of the competitive procurement process held on December 14, 2020, in accordance with the Amendment to the Judicial Reorganization Plan ratified by the 7th Corporate Court of the Capital of the State of Rio de Janeiro on October 5, 2020. (click here)
•	On February 4, 2021, the Company informed its shareholders and the market in general that, in light of the conditions of the binding offer for the partial acquisition of the InfraCo UPI that was made jointly by Globenet Cabos Submarinos S.A., BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia and other investment funds managed or controlled by companies that are members of the BTG Group, the Company entered into an Exclusivity Agreement with the Tenderers, for a limited period of time, with the purpose of negotiating the terms and conditions, as well as the documents and exhibits regarding the Offer, exclusively with the Tenderers. For more information, please access the link to the Material Fact. (click here)
•	On February 18, 2021, the Company informed its shareholders and the market in general that its indirect subsidiary Brasil Telecom Comunicação Multimídia S.A., which has been chosen to be used as the InfraCo SPE within the competitive process for the partial sale of the InfraCo UPI, pursuant to the Amendment to the Judicial Reorganization Plan, executed, on this date, an indenture of its first issuance of secured convertible debentures with an additional secured guarantee, for private placement, in the total amount of up to R$ 2,500,000,000.00. (click here)

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CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly held company, must notify the Securities and Exchange Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its shares, or of rights over those shares or other securities that it has issued.

Table 19 – Shares of the Company’s Capital Stock

Shareholding position as of December 31, 2020.

(1) The outstanding shares do not consider treasury shares of the shares held by the Board of Directors and by the Executive Board.

Please note

The main tables in this Earnings Release will be available in Excel format in the “Financial Information/Quarterly Reports” section of the Company’s website ( www.oi.com.br/ri).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company’s website: https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&conta=28&tipo=44320.

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Rio de Janeiro, March 29, 2021. This report includes consolidated financial and operating information for Oi S.A. - Under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) and its direct and indirect subsidiaries as of March 31, 2020. In compliance with CVM instructions, the information is presented in accordance with International Financial Reporting Standards (IFRS). Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on is intended to indicate possible trends and forward-looking statements, which, clearly, involve uncertainty and risk, so that future results may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry conditions, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi – Investor Relations

Marcelo Ferreira +55 (21) 3131-1314 marcelo.asferreira@oi.net.br

Bruno Nader +55 (21) 3131-1629 bruno.nader@oi.net.br

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer